Dynamic Income:

Dynamic Income held its annual meeting of shareholders on July 17, 2013.

Shareholders voted as indicated below:


							Affirmative	Withheld
								       Authority

Election of Alan Rappaport - Class I to serve until
the annual meeting for the 2015-2016 fiscal year	37,055,869	617,147

Election of Hans W. Kertess - Class I to serve until
the  annual meeting for	the 2015-2016 fiscal year	37,038,081	634,935

Election of William B. Ogden, IV - Class I to
serve until the annual meeting for the 2015-2016
fiscal year						37,052,262	620,754

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, James A. Jacobson and John C. Maney+ continue to serve as Trustees.

+ Interested Trustee